AMERICAN ANTIQUITIES
                           2531 Jackson Road
                              Suite 177
                      Ann Arbor, Michigan 48103


                             June 25, 2009

James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:   American Antiquities, Inc.
      Form 10-K for Fiscal Year Ended October 31, 2008
      Filed January 29, 2009
      File No. 333-130446

Dear Mr. Allegretto:

We confirm that we are aware of our obligations under the Act.   We
hereby acknowledge that:
  - the company is responsible for the adequacy and accuracy of the disclosure in the filing;;
  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  - the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

American Antiquities, Inc.


By: /s/Joseph A. Merkel
    ----------------------
    Joseph A. Merkel
Chief Executive Officer